UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Main Street
(No. and Street)

Lilburn	GA	30047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski, 770-923-9632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road, SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caroline Wisniewski _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Capital Associates, Inc.** _____ , as of **December 31** _____ , 20 **20** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Tiffany Messenger
NOTARY PUBLIC
Barrow County, GEORGIA
My Commission Expires
02/09/2024

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 25, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
For the Year Ended December 31, 2020
With Report of Independent Registered
Public Accounting Firm

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	686,944
Accounts receivable from investment banking		2,367,988
Accounts receivable from registered reps		115,573
Prepaid expenses		77,303
Property and Equipment, net of accumulated depreciation of $62,283		12,244
Total Assets	**$**	**3,260,052**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	77,577
Commissions Payable	2,280,261
Deferred Revenue	314,837
Paycheck Protection Program Loan	84,316
Total Liabilities	2,756,991
STOCKHOLDER'S EQUITY	**503,061**
Total Liabilities and Stockholder's Equity	**$ 3,260,052**

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES	
Investment banking	$25,156,828
Fees from Registered Representatives	630,848
Interest	1,465
Other	94,749
Total revenues	25,883,890
EXPENSES	
Commissions	$24,270,948
Compensation and benefits	347,612
Occupancy and equipment	68,862
Other expenses	737,312
Technology and communications	156,985
Total expenses	25,581,719
NET INCOME	$ 302,171

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 302,171
Items which do not affect cash	
Depreciation	8,862
Adjustments to reconcile net income to net cash provided by operations:	
Decrease in Prepaid Expenses	16,235
Decrease in Due From Related Parties	140,689
Increase in Commissions Payable	1,154,454
Decrease in Deferred Revenue	(21,785)
Increase in Accounts Receivable from investment banking	(1,115,271)
Increase in Accounts Payable and accrued expenses	28,829
Decrease in accounts receivable from registered reps	21,958
NET CASH PROVIDED BY OPERATING ACTIVITIES	536,142
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(2,973)
NET CASH USED BY INVESTING ACTIVITIES	(2,973)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(500,000)
Paycheck Protection Program Loan Proceeds	84,316
NET CASH USED BY FINANCING ACTIVITIES	(415,684)
NET INCREASE IN CASH	117,485
CASH:	
Beginning of year	569,459
End of year	$ 686,944

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

Balance, December 31, 2019	$700,890
Net Income	302,171
Distributions to Stockholder	(500,000)
Balance, December 31, 2020	$503,061

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Florida corporation, was organized in January 2007 and became a broker-dealer in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full-service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash: The Company maintains its bank accounts in high credit quality financial institutions. At times, balances may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained, if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Deferred Revenues: Deferred revenues includes fees charged to brokers as well as retainers from engagements in which performance obligations were not satisfied prior to the end of 2020 that are recognized as revenues when considered earned. The amount of deferred revenues from fees charged to brokers at December 31, 2020 is approximately $77,000.

Revenue Recognition: The Company provides advisory services/corporate financing activities, including mergers and acquisitions, reorganizations, and fundraising activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. The

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the corporate financing activity is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, the retainer revenue would be classified as deferred revenue within the accompanying Statement of Financial Condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2020 amounted to approximately $237,837 and have thus been included in deferred revenues.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or the formal termination of the engagement, was $50,000 which is included in investment banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is recognized at the point in time that performance under the agreement is completed (the closing date of transaction).

Accounts Receivable: Accounts receivable from registered reps and investment banking customers are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon.

The Company regularly reviews it accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful account is considered necessary.

In June 2016, the FASB issued ASU No 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developed its expected credit loss estimated for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact on its financial position, results or operations or cash flows.

Property and Equipment: Property and Equipment are recorded at cost. Depreciation is provided by use of the straight line method over the estimated useful lives of the respective assets which range from five to seven years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred. Advertising costs for 2020 were approximately $30,393 and are included in other expenses in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $262,696 which was $144,536 in excess of its required net capital of $118,160 and its ratio of aggregate indebtedness to net capital was 6.35 to 1.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and is the sole managing member of Headstrong Properties, LLC (Headstrong). BDCA is a regulatory compliance consulting firm, and Headstrong owns the office building where the Company maintains its main office, as well as other residential rental properties.

The Company has an expense sharing and management services agreement with BDCA. Under the agreement, the Company allocates BDCA certain managerial and administrative expenses based upon the relative time and effort spent between the two entities by employees of the Company. The Company allocated approximately $88,589 of such managerial and administrative expenses to BDCA during 2020.

Under the expense sharing and management services agreement with BDCA, the Company is allocated certain operating expenses incurred by BDCA that are unable to be specifically attributed to either entity. The amount of such expenses recorded by the Company during 2020 pursuant to this agreement was approximately $33,981.

The Company leases space in a building owned by Headstrong in Lilburn, Georgia under a short-term lease agreement. Rent expense under the related party lease agreement totaled $60,000 for the year ended December 31, 2020.
The Company informally loaned $44,507 and $199,305 to BDCA and Headstrong, respectively, in the current and previous years to help fund their operations. The Company determined these loans to be uncollectible in 2020, thus the total of these loans has been included in other expenses within the accompanying Statement of Operations.
Financial positions and results of operation could differ from the amount in the accompanying financial statements if these related party transactions did not exist.

NOTE D — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has been named as a defendant in a matter in progress at December 31, 2020 related to allegations that the Company hired brokers while they were subject to a non-competition agreement at their former employer. The resolution of this matter is not expected to have a signification effect on the financial position of the company.

NOTE E – CONCENTRATIONS

During 2020, the Company had two customers that accounted for approximately 37% of investment banking revenues. Approximately $1,445,924 or 61% of accounts receivable from investment banking at December 31, 2020 is due from one client. This receivable is to be paid by the client in two equal installments on November 2, 2021 and November 2, 2022, respectively.

NOTE F – PAYCHECK PROTECTION PROGRAM LOAN

During the 12 months ended December 31, 2020 the Company borrowed $84,316 under the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief and Economic Securities Act ("CARES") sponsored by the United State and administered by the Small Business Administration (the "SBA").

The loan is subject to a note dated April 30, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months begging 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.

NOTE G-ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

BRIDGE CAPITAL ASSOCIATES, INC.

December 31, 2020

BRIDGE CAPITAL ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholder's equity	$ 503,061
Additions:	
Forgivable expenses under Paycheck Protection Program Loan	84,316
Less non allowable assets:	
Prepaid expenses	77,303
Property and equipment, net	12,244
Accounts receivable from investment banking, net	119.561
Accounts receivable from registered reps	115,573
Total deductions	324,681
Net capital	262,696
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness+ 1% of commissions payable in excess of 12 months)	118,160
Excess net capital	144,536
Aggregate indebtedness, liabilities less deferred revenue	1,669,094
Ratio of aggregate indebtedness to net capital	6.35 to 1

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There was no significant difference between the above computation and net capital in the Focus Part IIA of Form X-17A-5, as amended, as of December 31, 2020.

BRIDGE CAPITAL ASSOCIATES, INC.
December 31, 2020

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance on Footnote 74 of the
2013 Release. The company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance on Footnote 74 of the
2013 Release. The company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bridge Capital Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bridge Capital Associates, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Bridge Capital Associates, Inc. stated that Bridge Capital Associates, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Bridge Capital Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Capital Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 25, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Bridge Capital Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bridge Capital Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Bridge Capital Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bridge Capital Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 25, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Bridge Capital Associates, Inc.
127 Main Street NW
Lilburn, GA 30047
info@bridgecapitalassociates.com

We, as members of management of Bridge Capital Associates, Inc. (the "Company") are responsible for complying with SEA Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in SEA Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendment to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising and debt restructuring through the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Carrie Wisniewski

Carrie Wisniewski, CFO
February 22, 2021